SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                                   TREEV, Inc.
                                (Name of Issuer)

                   Common Stock, Par Value $ 0.0001 Per Share
                         (Title of Class of Securities)

                                    294692300
                                 (CUSIP Number)


                                   Ulrich Thol
                            CE Computer Equipment AG
                              Herforder Strae 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01

                                    Copy to:
                            W. Jeffrey Lawrence, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                         Telephone: 011 44 20 7655 5000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                November 20, 2000
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          CE Computer Equipment AG
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     |_|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Germany
--------------------------------------------------------------------------------
                        7    Sole Voting Power
                             0
       NUMBER OF        --------------------------------------------------------
        SHARES          8    Shared Voting Power
     BENEFICIALLY            7,168,456 shares of Common Stock
        OWNED BY        --------------------------------------------------------
          EACH          9    Sole Dispositive Power
       REPORTING             0
         PERSON         --------------------------------------------------------
          WITH          10   Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          7,168,456 shares of Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   40.2%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------
* Pursuant to the Merger Agreement (as defined in response to Item 3), the Reporting Person will, subject to the conditions specified therein, acquire all of the outstanding shares of Issuer Common Stock (as defined in response to Item 1) in exchange for newly issued ordinary shares, no par value, of the Reporting Person or American Depositary Shares, each representing one newly issued ordinary share, without par value, of the Reporting Person.

Introductory Statement

         This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (as so amended, the "Schedule"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

                  "Pursuant to the Agreement and Plan of Merger, dated as of November 19, 1999 (the "Original Merger Agreement"), and amended and restated as of May 8, 2000 (as so amended and restated, the "Amended and Restated Merger Agreement"), as amended by Amendment No. 1 to the Amended and Restated Merger Agreement, dated as of November 20, 2000 ("Amendment No. 1 to the Amended and Restated Merger Agreement", as so amended, the "Merger Agreement") and subject to the conditions contained therein, the Reporting Person will acquire all the outstanding shares of Issuer Common Stock in exchange for newly issued ordinary shares, without par value, of the Reporting Person (the "Reporting Person Ordinary Shares") or American Depositary Shares, each representing one Reporting Person Ordinary Share ("Reporting Person ADSs"). Holders of Issuer Common Stock who are deemed to be affiliates of the Issuer will receive Reporting Person Ordinary Shares in the Merger (as defined below), and all other holders of Issuer Common Stock will receive Reporting Person ADSs in the Merger. In connection with the Merger Agreement, the Reporting Person has entered into a Voting and Registration Rights Agreement, dated as of November 19, 1999 (the "Original Voting Agreement"), as amended by Amendment No. 1 to Voting and Registration Rights Agreement, dated as of May 8, 2000 ("Amendment No. 1 to the Voting Agreement") and supplemented by the side letter dated as of November 20, 2000 (the "Voting Agreement Side Letter"), with certain beneficial owners of shares of Issuer Common Stock (as so amended and supplemented, the "Voting Agreement"). As a result of the execution of the Voting Agreement and the New Irrevocable Proxies (as defined below), the Reporting Person may be deemed to be the beneficial owner of the shares of Issuer Common Stock subject to such agreement."

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:


                  "On May 9, 2000, the Reporting Person and the Issuer issued a press release, a copy of which is attached hereto as Exhibit 28, announcing that, following extensive review with their independent public accountants, they have concluded that the Reporting Person will not account for its pending acquisition of the Issuer as a pooling of interests under applicable U.S. accounting rules. As previously disclosed, the Reporting Person and the Issuer entered into a merger agreement dated as of November 19, 1999 (the "Original Merger Agreement") which provided that the Reporting Person would acquire the Issuer in a transaction that was conditional upon its being accounted for as a pooling of interests. On March 22, 2000, the Reporting Person executed a Letter Waiver, dated March 22, 2000, in favor of the Issuer (the "Letter Waiver"), waiving compliance with the closing condition contained in Section 7.02(g) of the Original Merger Agreement. On May 8, 2000, the Reporting Person and the Issuer executed the Amended and Restated Merger Agreement to reflect, among other things, that (i) the Reporting Person and the Issuer no longer intend that the Merger (as defined below) will be accounted for as a pooling of interests, (ii) the approval of the Amended and Restated Merger Agreement by the stockholders of the Reporting Person is not required and (iii) the Issuer's Series M Convertible Preferred Stock and the Series M1 Convertible Preferred Stock of the Issuer have been converted into Issuer Common Stock. On November 20, 2000, the Reporting Person and the Issuer executed Amendment No. 1 to the Amended and Restated Merger Agreement to reflect certain changes to the implementation of the Merger, to amend or remove certain closing conditions and exhibits, to extend the termination date and to reflect a five-for-one stock split of CE.

                  Pursuant to the Merger Agreement, the Reporting Person will appoint a contribution agent (the "Contribution Agent") in connection with the Share Exchange (as defined below). Aspen Merger Sub, Inc., a newly formed and wholly owned subsidiary of the Contribution Agent ("Merger Sub "), will be merged with and into the Issuer (the "Merger"); the separate corporate existence of Merger Sub will cease; and the Issuer will be the surviving corporation of the Merger (the "Surviving Corporation"). As soon as possible after the effective time of the Merger, the Contribution Agent (as the sole stockholder of the Surviving Corporation) will contribute to the Reporting Person, for the account of the former stockholders of the Issuer, all of the issued and outstanding shares of common stock of the Surviving Corporation as a transfer in kind (the "Share Exchange"), and the Reporting Person will issue Reporting Person Ordinary Shares and will cause Reporting Person Ordinary Shares and Reporting Person ADSs to be delivered to The Bank of New York, as exchange agent, for the account of the Contribution Agent and for the benefit of the former stockholders, optionholders and warrantholders of the Issuer. As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock and the Issuer will be a wholly owned subsidiary of the Reporting Person.

                  In the Merger, each share of Issuer Common Stock (other than shares of Issuer Common Stock held in the treasury of the Issuer or owned by the Reporting Person or any direct wholly owned subsidiary of the Reporting Person) and each share of the Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") will be converted into the right to receive Reporting Person ADSs or, if the holder of Issuer Common Stock or Series A Preferred Stock is an affiliate of the Issuer, Reporting Person Ordinary Shares. Under the terms of the Merger Agreement, the Reporting Person will issue a total of no more than 6,650,00 Reporting Person Ordinary Shares and Reporting Person ADSs in exchange for the outstanding shares of Issuer Common Stock and Series A Preferred Stock and for the outstanding warrants ("Warrants") and options ("Options") for Issuer Common Stock.

                  Certain beneficial owners of shares of Issuer Common Stock have agreed to vote their shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the

         Merger Agreement pursuant to the terms of the Voting Agreement. The Reporting Person has the right under the Voting Agreement to vote all the shares of Issuer Common Stock owned by Horace T. Ardinger, Jr.; Douglas Adkins; James J. Leto; Robert P. Bernardi; John F. Burton; C. Alan Peyser; Thomas A. Wilson; Mark A. Paiewonsky; Richard E. McMahon; and Brian H. Hajost (collectively, the "Stockholders"). In addition, each such holder granted an irrevocable proxy dated November 19, 1999 (the "Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Original Merger Agreement and the merger contemplated thereby. In connection with the execution of Amendment No. 1 to the Voting Agreement and the amendment and restatement of the Original Merger Agreement, each of the Stockholders has granted a new irrevocable proxy (the "New Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. As of November 6, 2000, the Stockholders owned in the aggregate 5,614,043 outstanding shares of Issuer Common Stock, representing approximately 34.5% of the shares of Issuer Common Stock then outstanding.

                  As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock, and there will not be any shares of Series A Preferred Stock outstanding. Shares of Issuer Common Stock and Series A Preferred Stock are currently traded on the Nasdaq National Market System. Following the Merger and the Share Exchange, the Reporting Person intends to cause the Issuer Common Stock and the Series A Preferred Stock to cease to be authorized to be quoted on the Nasdaq National Market System. In addition, following the Merger and the Share Exchange, the Issuer Common Stock and the Series A Preferred Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person intends to seek to cause the Issuer to terminate the registration of the Issuer Common Stock and the Series A Preferred Stock under the Exchange Act as soon as possible.

                  Pursuant to the Merger Agreement, as of the effective time of the Merger, (i) Hans-Jurgen Brintrup and Thomas Wenzke will become the directors of the Surviving Corporation, (ii) Thomas Wenzke will become the Chief Administrative Officer of the Surviving Corporation, (iii) the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to such time (except that the name of the Surviving Corporation shall be "TREEV, Inc.") and (iv) the Bylaws of Merger Sub, as in effect immediately prior to such time, will be the Bylaws of the Surviving Corporation.

                  On August 22, 2000, the Reporting Person entered into the Series A Preferred Stock Agreement, dated as of August 22, 2000 and as supplemented by a letter agreement dated as of November 20, 2000 from the Reporting Person, with certain holders of Series A Preferred Stock (as supplemented, the "Series A Agreement"), pursuant to which each such holder has agreed not to exercise any right or benefit (a "Change in Control Right") of such holder as a result of a "Change in Control" (as defined in the Certificate of

         Designations for the Series A Preferred Stock), to the extent that any Change in Control Right is or becomes exercisable as a result of the Merger or the transactions contemplated by the Amended and Restated Merger Agreement. The stockholders party to the Series A Agreement own, in the aggregate, 1,108,781 shares of Series A Preferred Stock, representing approximately 69.1% of the shares of Series A Preferred Stock outstanding as of November 6, 2000. In connection with the execution of the Series A Agreement, the Issuer executed a letter agreement (the "TREEV Letter Agreements") for the benefit of each stockholder party to the Series A Agreement providing that, for so long as the holder is in compliance with the Series A Agreement, TREEV will not exercise its right to redeem shares of Series A Preferred Stock pursuant to the Certificate of Designations for the Series A Preferred Stock.

                  Except as set forth in this Statement, the Merger Agreement, the Voting Agreement, the New Irrevocable Proxies, the Series A Agreement and the TREEV Letter Agreements, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                  The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Irrevocable Proxies, the New Irrevocable Proxies, the Letter Waiver, the Series A Agreement and the TREEV Letter Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 27 and Exhibits 29 through 35, respectively, and which are incorporated herein by reference in their entirety."

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

                  "As a result of the execution of the Voting Agreement and the New Irrevocable Proxies, the Reporting Person may be deemed to be the beneficial owner of 7,168,456 shares of Issuer Common Stock (which includes 1,554,413 shares of Issuer Common Stock which the Stockholders have the right to acquire within 60 days pursuant to the exercise of Options and Warrants), representing approximately 40.2% of the number of shares of Issuer Common Stock outstanding as of November 6, 2000. The Reporting Person has the right to vote all such shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The Reporting Person does not have the right to vote such shares of Issuer Common Stock in connection with any other matter. Pursuant to the terms of the Voting Agreement, the Stockholders have agreed not to dispose of the shares of Issuer Common Stock, Options or Warrants held by them unless the transferee agrees in writing to be bound by the terms of the Voting Agreement with respect to such shares of Issuer Common Stock, Options or Warrants. The foregoing descriptions of the Voting Agreement and the New Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibit 2, Exhibits 17 through 27 and Exhibit 34, respectively, and which are incorporated herein by reference in their entirety.

                  Except as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person referred to in Schedule I attached hereto, has acquired or disposed of any shares of Issuer Common Stock during the past 60 days."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

                  "Except as provided in this Statement, the Merger Agreement, the Voting Agreement, the New Irrevocable Proxies, the Series A Agreement and the TREEV Letter Agreements, none of the persons named in
         Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

         33. Amendment No. 1 to the Amended and Restated Merger Agreement, dated as of November 20, 2000 between CE Computer Equipment AG and TREEV, Inc.

         34. Letter Agreement, dated as of November 20, 2000, from CE Computer Equipment AG to the parties to the Voting and Registration Rights Agreement, dated as of November 19, 1999, and Amendment No. 1 thereto.

         35. Letter Agreement, dated as of November 20, 2000, from CE Computer Equipment AG to the parties to the Series A Preferred Stock Agreement, dated as of August 22, 2000.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  November 21, 2000                     CE Computer Equipment AG

                                             By:      /s/ Thomas Wenzke
                                                  ------------------------------
                                                  Name:   Thomas Wenzke
                                                  Title:  Member of the Board of
                                                          Management

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------

    32 Amendment No. 1 to the Amended and Restated Merger Agreement, dated as of November 20, 2000 between CE Computer Equipment AG and TREEV, Inc.

    33 Letter Agreement, dated as of November 20, 2000, from CE Computer Equipment AG to the parties to the Voting and Registration Rights Agreement, dated as of November 19, 1999, and Amendment No. 1 thereto.

    34 Letter Agreement, dated as of November 20, 2000, from CE Computer Equipment AG to the parties to the Series A Preferred Stock Agreement, dated as of August 22, 2000.

                                   Exhibit 33

                             Amendment No. 1, Dated
                            as of November 20, 2000,
                      to the Amended and Restated Agreement
                           and Plan of Merger between
                    CE Computer Equipment AG and TREEV, Inc.,
                        dated as of November 19, 1999 and
                     amended and restated as of May 8, 2000

    Amendment No. 1, dated as of November 20, 2000 (this "Amendment"), to the Amended and Restated Agreement and Plan of Merger between CE Computer Equipment AG ("Parent") and TREEV, Inc. (the "Company"), dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement").

Preliminary Statements

    Parent and the Company are parties to the Merger Agreement. Capitalized terms not otherwise defined herein have the same meanings as specified in the Merger Agreement.

    Parent and the Company desire to amend the Merger Agreement as described herein.

    In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

        1. Contribution Agent; Formation of Merger Sub. From and after the date hereof, Section 1.01 of the Merger Agreement shall be amended in full to read as follows:

    "Parent shall appoint a contribution agent in connection with the Share Exchange (as defined below) and the delivery of the Parent Ordinary Shares (as defined below) to former stockholders, optionholders and warrantholders of the Company (the "Contribution Agent"). Parent shall enter into a Contribution Agent Agreement with the Contribution Agent in form and substance reasonably satisfactory to Parent and the Company, which agreement shall set forth the duties, responsibilities and obligations of the Contribution Agent consistent with the terms of this Agreement. Following the execution of such Contribution Agent Agreement, the Contribution Agent shall cause to be incorporated pursuant to the DGCL a corporation which shall be a constituent company in the Merger (the "Merger Sub") and which shall not transact any business other than participating in the Merger as described herein. Solely to accommodate the transactions described in this
    Article I and Article II, the Contribution Agent shall hold, as the agent of Parent, all the issued and outstanding shares of common stock, par value $.01 per share, of the Merger Sub (the "Merger Sub Common Stock")."

        2. Effective Time; Closing. From and after the date hereof, the first sentence of Section 1.03 of the Merger Agreement shall be amended in full to read as follows:

    "As soon as possible after the expiration of the Option and Warrant Exchange, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL; provided, however, that the Merger shall not be consummated and the Certificate of Merger shall not be filed prior to January 1, 2001."

        3. Officers. From and after the date hereof, Exhibit A of the Merger Agreement shall be amended in full to read as set forth in Annex 1 hereto.

        4. Share Exchange; Conversion of Securities; Exchange of Certificates. From and after the date hereof, Article II of the Merger Agreement shall be amended in full to read as follows:

                                   "ARTICLE II

              SHARE EXCHANGE; CONVERSION OF SECURITIES; EXCHANGE OF
                                  CERTIFICATES

    SECTION 2.01. The Share Exchange. Consistent with the terms of this Agreement, as soon as possible after the Effective Time, the Contribution Agent shall contribute, for the account of the former stockholders of the Company all of the issued and outstanding shares of Surviving Corporation Common Stock (as defined below) to Parent as a transfer-in-kind, and Parent shall issue the Parent Ordinary Shares (as defined below) to be issued in connection with the Merger and the Option and Warrant Exchange (the "Merger Consideration") and shall cause the Merger Consideration to be delivered to the Exchange Agent (as defined below) for the account of the Contribution Agent and for the benefit of the former stockholders of the Company and the former Company Optionholders and Company Warrantholders who validly accept the Option and Warrant Exchange (the "Share Exchange"). Subject to Section 6.14, the Share Exchange shall be effected in accordance with ss.ss. 203, 185 et seq. (including in particular ss. 187) of the German Stock Corporation Law (Aktiengesetz) by registering the implementation of the increase of the stated share capital of Parent with the commercial register (Handelsregister) for Parent. At the Effective Time, the obligation of the parties to effect the Share Exchange shall be unconditional (it being understood that Parent's obligation to effect the aforementioned capital increase shall be conditioned on the completion of the Contribution Agent's transfer-in-kind of the shares of Surviving Corporation Common Stock).

    SECTION 2.02. Conversion of Company Common Stock and Series A Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Company or the holders of any share of Company Common Stock or of any share of Series A Cumulative Convertible Preferred Stock, par value $.0001 per share, of the Company (the "Series A Preferred Stock"), the outstanding Company Common Stock and Series A Preferred Stock shall be converted as follows:

        (a) each share of Company Common Stock held in the treasury of the Company or owned by Parent or any direct wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto;

        (b) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to
    Section 2.05, into the right to receive the greater of (the "Series A Preferred Stock Exchange Ratio") (i) that number of Parent American

    Depositary Shares ("Parent ADSs"), each representing one ordinary share, without par value, of Parent (the "Parent Ordinary Shares"), equal to $10.00 divided by the Parent Average Closing Price (as defined below) and (ii) that number of Parent ADSs equal to a fraction (x) the numerator of which is the sum of (A) 0.84 plus (B) 1.20 multiplied by the product of (1) 1.92 and (2) the average closing price per share of Company Common Stock as reported on the NASDAQ National Market System ("NASDAQ") during the period commencing on the 17th trading day prior to the Company Stockholders' Meeting and ending on the third trading day prior to the Company Stockholders' Meeting (the "Determination Period"), and (y) the denominator of which is the Parent Average Closing Price (it being understood and agreed that any share of Series A Preferred Stock held by a person who is an affiliate (as defined under the Securities Act) of the Company at the record date for the Company Stockholders' Meeting or who is an affiliate (as defined under the Securities Act) of Parent will not be converted into the right to receive Parent ADSs, but will instead be converted into the right to receive an equal number of Parent Ordinary Shares). For purposes of this Section 2.02 and Section 2.04, the "Parent Average Closing Price" shall be the average closing price per Parent Ordinary Share as reported on the Neuer Markt segment of the Frankfurt Stock Exchange (the "Neuer Markt") during the Determination Period converted into U.S. dollars at the average noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York during the Determination Period;

        (c) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to
    Section 2.05, into the right to receive that number of Parent ADSs (the "Common Stock Exchange Ratio") equal to a fraction (i) the numerator of which is 6,650,000 (which number takes into account Parent's one-to-five stock split approved on August 2, 2000) less the maximum aggregate number of Parent Ordinary Shares and Parent ADSs issuable pursuant to paragraph (b) of this Section 2.02 and paragraphs (a)(ii) and (b) of Section 2.04 and (ii) the denominator of which is the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (it being understood and agreed that any share of Company Common Stock held by a person who is an affiliate (as defined under the Securities Act) of the Company at the record date for the Company Stockholders' Meeting or who is an affiliate (as defined under the Securities Act) of Parent will not be converted into the right to receive Parent ADSs, but will instead be converted into the right to receive an equal number of Parent Ordinary Shares);

        (d) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock");

        (e) to the extent that any person would otherwise be entitled to receive a fraction of a Parent Ordinary Share or Parent ADS pursuant to this Section 2.02, such fraction shall be treated in accordance with Section 2.06; and

        (f) in no event shall the aggregate number of Parent Ordinary Shares and Parent ADSs issuable in connection with the Merger, the Share Exchange and the Option and Warrant Exchange exceed 6,650,000.

    SECTION 2.03. Exchange of Shares of Company Common Stock and Series A Preferred Stock.

    (a) Exchange Fund. Parent shall, for the account of the Contribution Agent, deposit with a bank or trust company designated by Parent (the "Exchange Agent"), for the benefit of the former stockholders of the Company and the former Company Optionholders and Company Warrantholders who have validly accepted the Option and Warrant Exchange, for exchange in accordance with this
Article II, certificates representing the Merger Consideration to which the Contribution Agent shall have become entitled pursuant to the Share Exchange. The Contribution Agent shall direct the Exchange Agent to distribute to each such former Company Optionholder and Company Warrantholder the Merger Consideration allocable to such holder pursuant to the Option and Warrant Exchange. The aggregate Merger Consideration issued by Parent in connection with the Merger and transferred to the Exchange Agent for the account of the Contribution Agent, pursuant to Section 2.01 and this Section 2.03 (excluding the Merger Consideration referred to in the preceding sentence), together with any dividends or other distributions with respect to Parent Ordinary Shares to be made pursuant to Section 2.03(c), is referred to herein as the "Exchange Fund".

    (b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent will mail to each record holder of shares of Company Common Stock and each record holder of shares of Series A Preferred Stock immediately prior to the Effective Time, a form of letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates formerly evidencing shares of Company Common Stock or shares of Series A Preferred Stock (together, the "Old Company Certificates") to the Exchange Agent and instructions for use in effecting the surrender to the Exchange Agent of Old Company Certificates in exchange for Parent ADSs or Parent Ordinary Shares. The letter of transmittal shall contain such other terms and conditions as Parent and the Company shall reasonably specify. Upon surrender of an Old Company Certificate to the Exchange Agent, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto, and any other documents reasonably required by the Exchange Agent or Parent and the Company, (i) the holder of such Old Company Certificate shall be entitled to receive in exchange therefor (x)
(A) if such holder was an affiliate of the Company at the record date for the Company Stockholders' Meeting or will be an affiliate of Parent immediately after the Effective Time, a certificate evidencing the number of whole Parent Ordinary Shares and a check for cash in lieu of any fractional Parent Ordinary Shares into which the shares of Company Common Stock or Series A Preferred Stock previously evidenced by such Old Company Certificate shall have been converted into the right to receive at the Effective Time or (B) if such holder neither was an affiliate of the Company at the record date for the Company Stockholders' Meeting nor will be an affiliate of Parent immediately after the Effective Time, an American Depositary Receipt ("ADR") registered in the name of such holder evidencing the number of whole Parent ADSs and a check for cash in lieu of any fractional Parent ADS into which the shares of Company Common Stock or Series A Preferred Stock previously evidenced by such Old Company Certificate shall have been converted into the right to receive at the Effective Time and (y) if applicable, a check payable to such holder representing the payment of any dividends and distributions pursuant to Section 2.03(c), and (ii) such Old Company Certificate shall forthwith be cancelled. If any cash is to be paid to, or any certificate evidencing Parent Ordinary Shares or any ADR evidencing Parent ADSs is to be issued in the name of, a person other than the person in whose name the Old Company Certificate so surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance that the Old Company

Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the payment of cash to, or the issuance of a certificate evidencing Parent Ordinary Shares or an ADR evidencing Parent ADSs in the name of, a person other than the registered holder of the Old Company Certificate so surrendered or shall establish to the satisfaction of the Exchange Agent and Parent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.03, each Old Company Certificate shall, at and after the Effective Time, represent for all purposes only the right to receive Parent Ordinary Shares or Parent ADSs, cash in lieu of any fractional Parent Ordinary Share or Parent ADS and any dividends and distributions as provided in Section 2.03(c), if any.

    (c) Dividends; Distributions. No dividends or other distributions declared after the Effective Time on Parent Ordinary Shares or Parent ADSs and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Old Company Certificates with respect to which the Parent Ordinary Shares or Parent ADSs shall have been issued in the Merger. All such dividends or other distributions shall be paid to the Exchange Agent (on behalf of holders of unsurrendered Old Company Certificates) and shall be included in the Exchange Fund, in each case until such Old Company Certificates shall be surrendered as provided herein, but (i) upon such surrender there shall be paid to the person in whose name the certificates evidencing such Parent Ordinary Shares, or ADRs evidencing such Parent ADSs, shall be issued and registered the amount of dividends theretofore paid with respect to such Parent Ordinary Shares or Parent ADSs as of any date subsequent to the Effective Time, and (ii) at the appropriate payment date or as soon as practicable thereafter, there shall be paid to such person the amount of dividends with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Parent Ordinary Shares or Parent ADSs, subject in any case to any applicable abandoned property, escheat and similar laws. No interest shall be payable with respect to the payment of such dividends on the surrender of any outstanding Old Company Certificates.

    (d) No Further Rights in Company Common Stock and Series A Preferred Stock. All Parent Ordinary Shares (including those evidenced by Parent ADSs) issued upon conversion of the Company Common Stock and the Series A Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Sections 2.03(b) and 2.03(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and the Series A Preferred Stock.

    (e) Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock and shares of Series A Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Company Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for ADRs evidencing Parent ADSs (or certificates evidencing Parent Ordinary Shares) or cash, or both, in accordance with the procedures set forth in this Article II.

    (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Old Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to a depositary bank designated by Parent, upon demand, whereupon such depositary bank shall hold the Exchange Fund on behalf of holders of unsurrendered Old Company Certificates, and any holders of the Old Company Certificates who have not theretofore complied with this Section 2.03 shall thereafter look only to Parent or such depositary bank for payment of their claim for Merger Consideration and any dividends or distributions with respect to Parent Ordinary Shares or Parent ADSs and Parent shall cause the depositary bank to satisfy such claim. Such depositary bank shall maintain an office in the City of New York where holders of Old Company Certificates may comply with this
Article II. No interest shall be paid in respect of any property or amounts held in the Exchange Fund.

    (g) Withholding Taxes. Each of the Exchange Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Old Company Certificates, any Company Optionholder (as defined below) or any Company Warrantholder (as defined below) such property or amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that any property or amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withholdings shall be treated for all purposes of this Agreement as having been paid to the holder of the Old Company Certificate, the Company Stock Option (as defined below) or the Warrant (as defined below) in respect of which such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

    (h) No Liability. None of Parent, the Surviving Corporation, the Contribution Agent or the Exchange Agent shall be liable to any person in respect of any Parent Ordinary Shares, Parent ADSs, any dividends or distributions with respect to Parent Ordinary Shares or Parent ADSs or any cash from the Exchange Fund, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (i) Lost, Stolen Or Destroyed Certificates. If any Old Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Company Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as such entity may direct as indemnity against any claim that may be made against it with respect to such Old Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Old Company Certificate the appropriate number of Parent Ordinary Shares or Parent ADSs, determined pursuant to Section 2.02, cash in lieu of any fractional Parent Ordinary Share or Parent ADS and, if applicable, any unpaid dividends and distributions on Parent Ordinary Shares deliverable in respect thereof, in each case pursuant to this Agreement.

    SECTION 2.04. Treatment of the Company Stock Plans and the Warrants. (a) Subject to the consummation of the Merger, not later than immediately prior to the Effective Time (i) the Company shall terminate the Company Stock Plans (as defined below) and any other plan, program or arrangement providing for the issuance, grant or purchase of any other interest in respect of the capital stock of the Company without prejudice to the Company Optionholders (as defined below); and (ii) the Company shall cause all amounts currently held as cash in participant accounts under the Company's Employee Stock Purchase Plan to be returned to the applicable participants and all previously purchased shares of Company Common Stock held in such accounts to be distributed to the applicable participants. Subject to the satisfaction or waiver, if permitted by applicable law, of the conditions set forth in Article VII, Parent and the Company shall take all actions necessary to provide that each holder (a "Company

Optionholder") of an employee stock option (each a "Company Stock Option") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Company Stock Option (whether or not then vested and exercisable), that fraction of a Parent ADS (or, in the case of a Company Optionholder who was an affiliate (as defined under the Securities Act) of the Company at the record date for the Company Stockholders' Meeting or who will be an affiliate (as defined under the Securities Act) of Parent immediately after the Effective Time, that fraction of a Parent Ordinary Share) equal to the "fair value" of such Company Stock Option (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by Parent and the Company), calculated as of the record date for the Company Stockholders' Meeting, divided by the Parent Average Closing Price (the "Option Exchange").

    (b) Subject to the satisfaction or waiver, if permitted by applicable law, of the conditions set forth in Article VII, Parent and the Company shall take all actions necessary to provide that each holder (a "Company Warrantholder") of a warrant to acquire Company Common Stock (each a "Warrant") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Warrant (whether or not then exercisable), that fraction of a Parent ADS (or, in the case of a Company Warrantholder who was an affiliate (as defined under the Securities Act) of the Company at the record date for the Company Stockholders' Meeting or who will be an affiliate (as defined under the Securities Act) of Parent immediately after the Effective Time, that fraction of a Parent Ordinary Share) equal to the "fair value" of such Warrant (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by Parent and the Company), calculated as of the record date for the Company Stockholders' Meeting, divided by the Parent Average Closing Price (the "Warrant Exchange" and, together with the Option Exchange, the "Option and Warrant Exchange").

    (c) To the extent that any person would otherwise be entitled to receive a fraction of a Parent Ordinary Share or a Parent ADS pursuant to this Section 2.04, such fraction shall be treated in accordance with Section 2.06.

    SECTION 2.05. Antidilution Protection For Exchange Ratio. If, between the date of Amendment No. 1 to this Agreement and the Effective Time, the outstanding Parent Ordinary Shares or shares of Company Common Stock or Series A Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Common Stock Exchange Ratio and the Series A Preferred Stock Exchange Ratio, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Stock and Series A Preferred Stock the same economic effect as contemplated by this Agreement prior to such event.

    SECTION 2.06. Treatment of Fractional Shares. (a) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of
(x) the aggregate number of Parent Ordinary Shares delivered to the Exchange Agent over (y) the aggregate number of whole Parent Ordinary Shares to be distributed (including those to be represented by Parent ADSs) in connection with the Merger and the Option and Warrant Exchange (such excess being referred to herein as the "Excess Shares"). Following the Effective Time the Exchange Agent will, on behalf of the former Company stockholders, the former Company Optionholders and the former

Company Warrantholders, sell the Excess Shares at then-prevailing prices on the Neuer Markt in the manner provided in Section 2.06(b).

    (b) The sale of the Excess Shares by the Exchange Agent will be executed on the Neuer Markt through one or more member firms and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in its sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former Company stockholders, the former Company Optionholders and the former Company Warrantholders, the Exchange Agent will hold such proceeds in trust for such holders (the "Company Shares Trust"). All commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of Excess Shares shall be deducted from the proceeds of such sale. The Exchange Agent will determine the portion of the Company Shares Trust to which each former holder of Company Common Stock or Series A Preferred Stock, each former Company Optionholder and each former Company Warrantholder is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock or Series A Preferred Stock, such former Company Optionholder or such former Company Warrantholder is entitled (after taking into account all such shares held at the Effective Time and all such Company Stock Options and Warrants surrendered in the Option and Warrant Exchange by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock or Series A Preferred Stock, all former Company Optionholders and all former Company Warrantholders are entitled pursuant to the Merger and the Option and Warrant Exchange.

    (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to former Company stockholders, the former Company Optionholders and the former Company Warrantholders with respect to fractional share interests, the Exchange Agent will make available such amounts to such holders. The parties acknowledge that the payment of cash in lieu of the issuance of fractional Parent Ordinary Shares and Parent ADSs is not separately bargained for consideration but merely represents a mechanical rounding off to avoid the administrative and accounting issues that may be caused by the issuance of fractional Parent Ordinary Shares and Parent ADSs."

    5. Additional Agreements.  From and after the date hereof:

        (a) Section 6.03(f) of the Merger Agreement shall be amended in full to read as follows:

    "Parent shall cause the Option and Warrant Exchange to be commenced promptly after the F-4 Registration Statement has been declared effective by the SEC and shall use all reasonable efforts to cause the Option and Warrant Exchange to be consummated not later than immediately prior to the Effective Time; provided, however, that the Effective Time shall not occur prior to the expiration of the Option and Warrant Exchange. Parent shall cause the Option and Warrant Exchange to be commenced by causing the Proxy Statement and related documents to be mailed to each Company Optionholder and Company Warrantholder, and the Proxy Statement shall state, in addition to such other disclosures as are required by applicable

    Law: (i) that all Company Stock Options and Warrants validly tendered will be accepted for exchange; (ii) the dates of acceptance for exchange (which shall be a period of at least 20 U.S. business days from the date the Option and Warrant Exchange is commenced) (the "Offer Period"); and (iii) that any Company Stock Option or Warrant not tendered will remain outstanding or otherwise be treated in accordance with its terms. As soon as practicable after the expiration of the Offer Period, Parent shall (i) cause to be accepted for exchange all Company Stock Options or Warrants tendered and not validly withdrawn pursuant to the Exchange Offer and (ii) cause to be canceled all Company Stock Options or Warrants so accepted for exchange by Parent. No fractional Parent Ordinary Shares or Parent ADSs shall be issued in connection with the Option and Warrant Exchange. The Option and Warrant Exchange shall be subject to, and the Offer Period shall not expire prior to, the satisfaction or, if permitted by applicable Law, waiver of the conditions set forth in Article VII; provided, however, that the Offer Period shall not expire prior to January 1, 2001."

        (b) Exhibits C, D and E of the Merger Agreement shall be amended in full to read as set forth in Annexes 2, 3 and 4 hereto, respectively.

        (c) The last sentence of Section 6.10 of the Merger Agreement shall be amended in full to read as follows:

    "The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Company Affiliate Letter on the certificates evidencing any of the Parent Ordinary Shares to be received by (i) any affiliate of the Company or (ii) any person Parent reasonably identifies (by written notice to the Company) as being a person who may be deemed an affiliate of the Company, pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Ordinary Shares or the depositary for the Parent ADSs, consistent with the terms of the Company Affiliate Letter, regardless of whether such person has executed the Company Affiliate Letter and regardless of whether such person's name and address appear in Section 3.22 of the Company Disclosure Schedule."

    6. Closing Conditions.  From and after the date hereof:

        (a) Section 7.02(e) of the Merger Agreement shall be amended in full to read as follows:

    "Reserved."

        (b) Section 7.02(j) of the Merger Agreement shall be amended in full to read as follows:

    "the Company shall have filed with the Secretary of State of the State of Delaware a certificate of elimination with respect to the Company's Series D Preferred Stock, Series E Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock and Series M-1 Preferred Stock."

    7. Termination.  From and after the date hereof:

        (a) Section 8.01(b) of the Merger Agreement shall be amended in full to read as follows:

    "by either Parent or the Company, if the Effective Time shall not have occurred on or before March 31, 2001; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;"

        (b) From and after the date hereof, Section 8.01(l) of the Merger Agreement shall be amended in full to read as follows:

    "by Parent, if Parent shall be required to issue more than 6,650,000 Parent Ordinary Shares in connection with the Merger, the Share Exchange and the Option and Warrant Exchange."

    8. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent that:

        (a) The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and under the Merger Agreement and to consummate the Transactions. The execution and delivery of this Amendment by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment or to consummate the Transactions (other than, with respect to the Merger, the adoption of the Merger Agreement, as amended by this Amendment, by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Stockholders' Meeting and the filing and recordation of the Certificate of Merger as required by the
    DGCL). This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    9. Representations and Warranties of Parent. Parent hereby represents and warrants to the Company that:

        (a) Parent has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and under the Merger Agreement and to consummate the Transactions. The execution and delivery of this Amendment by Parent and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Amendment or to consummate the Transactions (other than the resolutions of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) approving the capital increase, the filing of the approval of the capital increase by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Parent with the commercial register (Handelsregister) for Parent and any other action related thereto). This Amendment has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto, and subject to Section 6.14 of the Merger Agreement, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    10. Effect on Agreement. (a) From and after the date hereof, each reference in the Merger Agreement or any other agreement in connection therewith to "this Agreement", "hereunder", "hereof" or words of like import referring to the Merger Agreement, shall mean and be a reference to the Merger Agreement as amended by this Amendment.

        (b) The Merger Agreement as specifically amended hereby and subject to the conditions herein, is and shall remain in full force and effect and is in all respects ratified and confirmed.

    11. Merger Sub Joinder. Aspen Merger Sub Inc., in its capacity as Merger Sub, hereby agrees to become a party to and to be bound by the terms and provisions of the Merger Agreement, as amended hereby.

    12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    13. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                      TREEV, INC.

                                      By:      /s/ THOMAS A. WILSON
                                          --------------------------------------
                                      Name: Thomas A. Wilson
                                      Title: President and
                                      Chief Executive Officer

                                      By:       /s/ BRIAN H. HAJOST
                                          --------------------------------------
                                      Name: Brian H. Hajost
                                      Title: Executive Vice President

                                      CE COMPUTER EQUIPMENT AG

                                      By:       /s/ HANS-JURGEN BRINTRUP
                                          --------------------------------------
                                      Name: Hans-Jurgen Brintrup
                                      Title: Member of the Board of Management

                                      By:       /s/ THOMAS WENZKE
                                          --------------------------------------
                                      Name: Thomas Wenzke
                                      Title: Member of the Board of Management

                                      ASPEN MERGER SUB INC.

                                      By:       /s/ HANS-JURGEN BRINTRUP
                                          --------------------------------------
                                      Name: Hans-Jurgen Brintrup
                                      Title: Chairman and President

                                                                      Exhibit 34

                            CE COMPUTER EQUIPMENT AG
                             Herforder Strasse 155A
                            33609 Bielefeld, Germany


                                                November 20, 2000


To The Parties Listed on Exhibit A:

                  Reference is made to (1) the Voting and Registration Rights Agreement, dated as of November 19, 1999, among CE Computer Equipment AG ("CE") and each of you, and Amendment No. 1 thereto, dated as of May 8, 2000 (as so amended, the "Agreement") and (2) Amendment No. 1, dated as of the date hereof, to the Amended and Restated Agreement and Plan of Merger between CE and TREEV, Inc., dated as of November 19, 1999 and amended and restated as of May 8, 2000.

                  CE hereby agrees and acknowledges that each reference in
Section 4.01 and Section 4.02 of the Agreement to "Acquiror ADSs" shall be deemed to be a reference to "Acquiror ADSs or Acquiror Shares".

                  Except to the extent specifically provided above, the Agreement is and shall continue to be in full force and effect in accordance with its terms.

                                         Very truly yours,

                                         CE COMPUTER EQUIPMENT AG


                                         By:   /s/ Hans-Jurgen Brintrup
                                             ---------------------------------
                                             Name: Hans-Jurgen Brintrup
                                             Title: Member of Management Board

                                                                       EXHIBIT A

               Parties to Voting and Registration Rights Agreement
               ---------------------------------------------------

James J. Leto
Robert P. Bernardi
John F. Burton
C. Alan Peyser
Thomas A. Wilson
Mark A. Paiewonsky
Richard E. McMahon
Brian H. Hajost
Horace T. Ardinger, Jr.
Douglas Adkins

                                                                      Exhibit 35


                            CE COMPUTER EQUIPMENT AG
                             Herforder Strasse 155A
                            33609 Bielefeld, Germany


                                                November 20, 2000


To the Parties Listed on Exhibit A:

                  Reference is made to (1) the Series A Preferred Stock Agreement, dated as of August 22, 2000, among CE Computer Equipment AG ("CE") and each of you (the "Agreement") and (2) Amendment No. 1, dated as of the date hereof, to the Amended and Restated Agreement and Plan of Merger between CE and TREEV, Inc., dated as of November 19, 1999 and amended and restated as of May 8, 2000.

                  CE hereby agrees and acknowledges that each reference in
Section 3.01 and Section 3.02 of the Agreement to "Acquiror ADSs" shall be deemed to be a reference to "Acquiror ADSs or Acquiror Shares".

                  Except to the extent specifically provided above, the Agreement is and shall continue to be in full force and effect in accordance with its terms.

                                          Very truly yours,

                                          CE COMPUTER EQUIPMENT AG


                                          By:   /s/ Hans-Jurgen Brintrup
                                              ---------------------------------
                                              Name: Hans-Jurgen Brintrup
                                              Title: Member of Management Board

                                                                       EXHIBIT A

                  Parties to Series A Preferred Stock Agreement
                  ---------------------------------------------

Gene T. Pretti
Zazove Aggressive Growth Fund, Inc.
Zazove Global Convertible Fund, L.P.
Zazove High Yield Convertible Securities Fund, L.P.
Green-Cohn Group
LB Series Fund, Inc., High Yield Portfolio